SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐    Rule 13d-1(b)

☑    Rule 13d-1(c)

☐    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

Page 1 of 5 pages

CUSIP No.	404139107	13G/A1	Page 2 of 5

1	NAME OF REPORTING PERSON Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,332,026[1]
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,332,026[2]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,332,026[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
12	TYPE OF REPORTING PERSON*
IN

[1] Includes 936,073 shares of the Common Stock of the Issuer issuable upon conversion of $4,100,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 held by JDS1, LLC

[2] See FN 1

[3] See FN 1

CUSIP No.	404139107	13G/A1	Page 3 of 5

1	NAME OF REPORTING PERSON
JDS1, LLC[4]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,332,026[5]
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,332,026[6]
	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,332,026[7]
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
12		TYPE OF REPORTING PERSON*
OO

[4] Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1 LLC.

[5] See FN 1

[6] See FN 1

[7] See FN 1

SCHEDULE 13G/A1

This filing constitutes Amendment No. 1 (”Amendment No.1”) to the Schedule 13G filed by the undersigned (the “Schedule 13G”), dated and filed on March 20, 2020 (as amended the “Schedule”), relating to the common stock, $0.001 of HC2 Holdings, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Schedule shall remain unchanged, including, but not limited to, the information disclosed by any signatory to the Schedule that is not a signatory to this Amendment No. 1.

Item 4.	Ownership

The aggregate percentage of shares of Common Stock reported owned is based upon 46,154,398 shares of Common Stock outstanding on February 29, 2020 as reported in the Issuer’s Annual Report on Form 10-K filed with Securities and Exchange Commission on March 16, 202

(a)	JDS1
a.	As of the date hereof JDS1 beneficially owns 2,332,026 shares of Common Stock, which includes 936,073 shares of the Common Stock of the Issuer issuable upon conversion of $ 4,100,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,395,953 shares of Common Stock held directly by JDS1.

Percentage: Approximately 5.1%

b.	1. Sole power to vote or direct vote: 2,332,026

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct disposition: 2,332,026

4. Shared power to dispose or direct disposition: 0

(b)	Mr. Singer
a.	As of the date hereof, Mr. Singer as managing member of JDS1, beneficially owns 2,332,026 shares of Common Stock, which includes 936,073 shares of the Common Stock of the Issuer issuable upon conversion of $ 4,100,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,395,953 shares of Common Stock held directly by JDS1.

Percentage: Approximately 5.1%

b.	1. Sole power to vote or direct vote: 2,332,026

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct disposition: 2,332,026

4. Shared power to dispose or direct disposition: 0

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, in connection with or as a participation in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §210.14a-11.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

JDS1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member

/s/ Julian Singer

JULIAN SINGER